02051720

As filed with the Securities and Exchange Commission on August 20, 2002

PE 8/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of August 2002
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

METRO INTERNATIONAL SA

(Translation of registrant's name into English)

75, Route de Longwy
LU-8080 Bertrange
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

metro

It is with great sadness that Metro International S.A. announces that the Founder and Chairman of the company, Mr. Jan Hugo Stenbeck, has passed away at the age of 59 years old.

Mr. Stenbeck suffered a heart attack at the American Hospital in Paris on Monday night after a brief illness.

Mr. Stenbeck was also the Founder and Chairman of Invik & Co. AB, Tele2 AB, MTG AB, Millicom International S.A., Transcom WorldWide S.A. and was the Chairman of Industriförvaltnings AB Kinnevik.

Stockholm August 20, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

METRO INTERNATIONAL S.A.

By: [signature]
Name: Anders Fullman
Title: Vice President

Date: August 20, 2002